UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A .

Summary of 2011 Fiscal Year Business Report

On March 30, 2012, KB Financial Group Inc. (“KB Financial Group”) filed its business report for fiscal year 2011 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1. Introduction to the Company

1.1. Business Purposes

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as credit card business, financial investment business, insurance business and other related businesses.

1.2. History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	November 12, 2011

Closed KB Investment & Securities Hong Kong.

•	January 13, 2012

Added KB Savings Bank Co., Ltd. as a first-tier subsidiary.

1.3. Overview of the Business Group

(As of December 31, 2011)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed
1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed
2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed
	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.
(4)	On November 12, 2011, KB Investment & Securities Hong Kong was closed.
(5)	On January 13, 2012, KB Savings Bank Co., Ltd. was added as a first-tier subsidiary.

1.4. Capital Structure

1.4.1. Common Shares

Capital Increase

(As of December 31, 2011)					(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company

September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of December 31, 2011)		(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2. Voting Rights

(As of December 31, 2011)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	Preferred shares	—	—

1.5. Dividend

Items		January 1, 2011 to December 31, 2011(2)(4)	January 1, 2010 to December 31, 2010(1)(3)	January 1, 2009 to December 31, 2009(1)(3)
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		(63,678)	88,320	539,818
Earnings per share (Won)		(173)	257	1,659
Total cash dividends (Won in Millions)		278,173	41,163	78,897
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		(436.8)	46.6	14.6
Cash dividend yield (%)	Common Shares	14.4	0.2	0.4
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	720	120	230
	Preferred Shares	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Notes:

(1)	Based on generally accepted accounting principles in Korea (“Korean GAAP”).
(2)	Based on Korean IFRS.
(3)	The total number of common shares that were eligible for payment of dividends for the years ended December 31, 2010 and December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such periods), respectively.
(4)	Dividend payout ratio on a consolidated basis for the year ended December 31, 2011 was 11.7%.

2. Business

2.1. Results of Operations

(Unit: in millions of Won)

	For the year ended December 31, 2011	For the year ended December 31, 2010
Net interest income	7,104,512	6,173,804
Interest income	13,956,257	13,051,936
Interest expense	(6,851,745)	(6,878,132)
Net fee and commission income	1,794,750	1,704,714
Fee and commission income	2,829,754	2,481,451
Fee and commission expense	(1,035,004)	(776,737)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	1,035,867	814,808
Provision for credit losses	(1,512,978)	(2,871,417)
G&A Expenses	(3,931,808)	(4,366,629)
Employee compensation and benefits	(1,870,864)	(2,406,852)
Depreciation and amortization	(342,493)	(347,692)
Other general and administrative expenses	(1,718,451)	(1,612,085)
Net other operating income (expenses)	(1,092,009)	(1,067,343)
Operating profit	3,398,334	387,937

*	Consolidated basis.

2.2. Source and Use of Funds

2.2.1. Source of Funds

(Unit: in millions of Won, %)

		For the year ended December 31, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
	Deposits	169,714,084	3.02	63.02	152,853,317	2.93	58.20
	Certificate of deposit	1,745,901	3.90	0.65	11,044,417	4.00	4.21
Won currency	Borrowings	4,593,395	3.01	1.71	3,775,933	2.84	1.44
	Call money	1,779,391	3.01	0.66	836,862	2.20	0.32
	Debentures	24,561,693	5.36	9.12	30,865,318	5.42	11.76
	Other	3,713,710	3.50	1.38	3,790,878	2.89	1.44
Subtotal		206,108,174	3.31	76.54	203,166,725	3.36	77.37
	Deposits	3,394,042	0.64	1.26	3,587,564	0.69	1.37
Foreign currency	Borrowings	7,464,052	0.92	2.77	6,021,855	1.05	2.29
	Call money	896,482	0.84	0.33	1,046,087	0.68	0.40
	Debentures	3,838,788	5.03	1.43	4,561,180	4.16	1.74
	Other	134,421	0.59	0.05	125,392	0.75	0.05
Subtotal		15,727,785	1.85	5.84	15,342,078	1.86	5.85
	Total shareholders’ equity	24,290,497	—	9.02	20,501,935	—	7.81
Other	Allowances	1,096,724	—	0.41	1,032,427	—	0.39
	Other	22,049,153	—	8.19	22,523,582	—	8.58
Subtotal		47,436,374	—	17.62	44,057,944	—	16.78
Total		269,272,333	—	100.00	262,566,747	—	100.00

*	Consolidated basis.

2.2.2. Use of Funds

(Unit: in millions of Won, %)

		For the year ended December 31, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
	Due from banks	1,622,223	3.75	0.60	1,307,747	2.42	0.50
	Securities	42,633,560	4.44	15.83	41,504,702	4.69	15.81
Won currency	Loans	179,786,245	5.63	66.78	173,430,344	5.29	66.05
	Guarantee payments under payment guarantee	142,018	0.26	0.05	172,832	0.60	0.07
	Call loan	1,345,886	3.18	0.50	1,487,626	2.20	0.57
	Private placement corporate bonds	1,361,495	5.88	0.51	2,701,689	5.47	1.03
	Credit cards	12,377,664	10.82	4.60	11,922,426	10.85	4.54
	Other	1,963,980	11.42	0.73	2,402,286	7.45	0.91
	Allowance ( - )	(3,654,789)	—	(1.36)	(3,839,895)	—	(1.46)
Subtotal		237,578,282	5.79	88.24	231,089,757	5.55	88.02
	Due from banks	676,389	2.05	0.25	571,545	1.12	0.22
	Securities	1,693,605	3.82	0.63	2,087,107	2.97	0.79
Foreign currency	Loans	9,355,591	2.21	3.47	8,477,924	2.60	3.23
	Call loan	1,236,257	0.74	0.46	840,333	0.52	0.32
	Bills bought	2,432,861	2.08	0.90	2,183,308	2.63	0.83
	Allowance ( - )	(206,220)	—	(0.08)	(239,913)	—	(0.09)
	Other	1,270	—	0.00	1,179	—	0.00
Subtotal		15,189,753	2.27	5.63	13,921,483	2.52	5.30
	Cash	1,506,765	—	0.56	1,337,416	—	0.51
Other	Fixed assets held for business	3,223,574	—	1.20	3,266,699	—	1.24
	Other	11,773,959	—	4.37	12,951,392	—	4.93
Subtotal		16,504,298	—	6.13	17,555,507	—	6.68
Total		269,272,333	—	100.00	262,566,747	—	100.00

*	Consolidated basis.

2.3. Other Information for Investment Decision

2.3.1. Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)		(Unit: in millions of Won, %)
	As of December 31, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	25,239,906	23,948,343	24,360,262
Risk-weighted assets (B)	192,812,547	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.09	13.08	13.34

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100.

Kookmin Bank (calculated in accordance with Basel II)		(Unit: in billions of Won, %)
	As of December 31, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	19,668	20,801	21,708
Risk-weighted assets (B)	145,185	154,806	154,593
BIS ratio (A/B)	13.55	13.44	14.04

(1)	Based on Korean IFRS (consolidated basis).
(2)	Based on Korean GAAP (consolidated basis).

2.3.2. Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

07/07/2011	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable

06/30/2011	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
05/16/2011	Debentures	AAA	NICE Ratings (AAA ~ D)	Stable

3. Financial Information

3.1. Separate Condensed Financial Information

(Unit: in millions of Won)

	As of December 31, 2011	As of December 31, 2010
Cash and due from financial institutions	32,031	759,998
Loans	60,000	160,000
Investments in subsidiaries	17,773,322	17,673,322
Property and equipment	759	1,109
Intangible assets	10,531	11,057
Current income tax assets	—	125,423
Deferred income tax assets	2,445	898
Other assets	631,602	48,105
Total Assets	18,510,690	18,779,912
Borrowings	130,000	—
Debentures	49,988	799,353
Current income tax liabilities	578,729	—
Other liabilities	35,693	159,438
Total Liabilities	794,410	958,791
Capital stock	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809
Retained earnings	2,270,713	2,375,554
Total Equity	17,716,280	17,821,121

	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating revenue	26,999	131,459
Operating profit (loss)	(62,362)	39,886
Profit (loss) before tax	(65,225)	40,678
Profit (loss) for the period	(63,678)	41,575

3.2. Consolidated Condensed Financial Information

(Unit: in millions of Won)

	As of December 31, 2011	As of December 31, 2010
Cash and due from financial institutions	9,178,125	6,829,828
Financial assets at fair value through profit and loss	6,326,104	4,013,313
Derivative financial assets	2,448,455	2,595,121
Loans	212,107,027	197,621,004
Financial investments	35,432,182	36,189,650
Investments in associates and joint ventures	892,132	723,411
Property and equipment	3,186,020	3,150,260
Investment property	51,552	52,921
Intangible assets	468,441	504,920
Deferred income tax assets	22,329	4,045
Assets held for sale	9,931	9,353
Other assets	7,478,519	7,076,796
Total Assets	277,600,817	258,770,622
Financial liabilities at fair value through profit and loss	1,388,079	1,294,859
Deposits	190,337,590	179,862,071
Debts	16,823,838	11,744,389
Derivative financial liabilities	2,059,573	2,236,359
Debentures	27,069,879	29,107,316
Provisions	797,739	1,020,070
Current income tax liabilities	588,825	29,641
Deferred income tax liabilities	220,842	283,575
Other liabilities	15,214,657	13,526,412
Total Liabilities	254,501,022	239,104,692
Equity attributable to shareholders of the parent entity	22,917,975	18,496,687
Capital stock	1,931,758	1,931,758
Capital surplus	15,841,824	15,990,278
Accumulated other comprehensive income	191,642	430,572
Retained earnings	4,952,751	2,620,888
Treasury shares	0	(2,476,809)
Non-controlling interests	181,820	1,169,243
Total Equity	23,099,795	19,665,930
Total Liabilities and Equity	277,600,817	258,770,622
	For the year ended December 31, 2011	For the year ended December 31, 2010
Operating revenue	26,484,343	25,609,499
Operating profit	3,398,334	387,937
Profit before income tax	3,260,806	149,368
Profit for the period	2,428,572	219,909
Profit attributable to shareholders of the parent entity	2,373,026	146,600
Number of consolidated companies	67	56

3.3. Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	2011(1)(2)	2010(1)(3)	2009(1)(3)
Current assets in Won (a)	20.1	763.7	854.9
Current liabilities in Won (b)	2.6	1.5	0.5
Current ratio (a/b)	766.16%	50,241.38%	178,473.28%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).
(2)	Based on Korean IFRS (non-consolidated basis).
(3)	Based on Korean GAAP (non-consolidated basis).

3.3.2. Assets under management

	(Unit: in billions of Won)
Category	2011	2010	Change in amount
Total assets under management(1)	361,622	333,487	28,135
Kookmin Bank	276,650	271,231	5,419
Non-banking subsidiaries	84,972	62,256	22,716
Percentage of non-banking subsidiaries	23.5%	18.7%	4.8	%p

(1)	Includes trusts accounts managed by Kookmin Bank (which are not consolidated) and assets managed by our non-banking subsidiaries.

3.3.3. Selected ratios

	(Unit: %)
Category	2011(1)	2010(2)	2009(2)
Net income as a percentage of total assets	0.88%	0.03%	0.20%
Net income as a percentage of shareholders’ equity	11.36	0.49	3.25

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.

3.3.4. 20 Largest Exposures of Kookmin Bank by Borrower

(As of December 31, 2011)
Company	Credit extended *
(Unit: in billions of Won)
Hyundai Heavy Industries	1,056
Hyundai Steel	909
LG Electronics	857
GS Caltex	751
Hyundai Motor Company	639
Samsung Heavy Industries	618
Daewoo Shipbuilding & Marine Engineering	594
KT Corporation	584
Shinhan Financial Group	532
Samsung Electronics	499
Hyundai Capital	485
Shinhan Card	434
CJ Cheiljedang Corp	385
LG Display	375
Samsung Card	373
Daewoo International	370
Bank of Communications	362
Hyundai MOBIS	338
LS-Nikko Copper Inc.	316
Incheon Bridge Co., Ltd	298
Total	10,775

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.5. 10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of December 31, 2011)

Group	Credit extended *
(Unit: in billions of Won)
Hyundai Motor	3,654
Samsung	3,086
LG	2,265
Hyundai Heavy Industries	1,590
SK	1,321
Lotte	1,074
Hanwha	945
GS	871
KT Corporation	855
POSCO	846
Total	16,507

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business.

3.3.6. Kookmin Bank’s Loan Concentration by Industry

	(As of December 31, 2011)

Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)
Manufacturing	35,525	35.79%
Construction	6,317	6.37
Real estate	15,188	15.30
Retail and wholesale	16,910	17.04
Hotel, leisure or transportation	6,300	6.35
Finance and insurance	2,175	2.19
Other	16,833	16.96
Total	99,248	100.00%

3.3.7. Top 20 Non-Performing Loans of Kookmin Bank

	(As of December 31, 2011)
	Industry	Total Credit	Allowance for Loan Losses
	(Unit: in billions of Won)
Borrower A	Manufacturing	109	76
Borrower B	Wholesale and retail	67	0
Borrower C	Construction	65	62
Borrower D	Construction	57	35
Borrower E	Manufacturing	54	39
Borrower F	Manufacturing	54	46
Borrower G	Construction	51	24
Borrower H	Finance and insurance	48	17
Borrower I	Construction	45	45
Borrower J	Construction	38	39
Borrower K	Real estate and leasing	34	15
Borrower L	Manufacturing	29	7
Borrower M	Construction	28	26
Borrower N	Real estate and leasing	26	4
Borrower O	Manufacturing	26	28
Borrower P	Construction	26	23
Borrower Q	Manufacturing	24	0
Borrower R	Construction	23	22
Borrower S	Finance and insurance	22	1
Borrower T	Manufacturing	22	22
Total		848	531

3.4. Other Financial Information

See Form 6-K filed by the Company on March 15, 2012, which contains the Company’s audited consolidated and separate financial statements and relevant notes as of and for the years ended December 31, 2010 and 2011, which have been prepared in accordance with Korean IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfng.com.

4.  Independent Public Accountants

4.1.  Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to December 31, 2011	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150	12,950
January 1 to December 31, 2010	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, and review of internal accounting management system	263	5,415
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, and review of internal accounting management system	250	5,251

(1)	Excluding value-added taxes.

4.2.  Non-Audit Services

				(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)
January 1 to December 31, 2011	—	—	—	—

January 1, to December 31, 2010	December 30, 2010	US GAAP and SOX Audit	December 30, 2010 to June 30, 2011	2,700
	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380

January 1 to December 31, 2009	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes.

5.  Corporate Governance and Affiliated Companies

5.1.  Board of Directors & Committees under the Board

As of March 30, 2012, the board of directors consisted of two executive directors, two non-standing directors and nine non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.  Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.     Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

			(Unit: in millions of Won)
	Total number of persons	Total amount approved at Shareholders’ Meeting (1)	Notes
Registered Directors (including non-executive directors and audit committee members)	12	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

			(Unit: in millions of Won)
	Total number of persons	Total payment (1) (3) (4) (5)	Average payment per person (2)	Total amount of fair value of stock options	Notes
Registered Directors (including two non-standing directors)	4	1,251	313	—	—
Non-executive Directors (excluding audit committee members)	3	234	78	—	—
Audit committee members or internal auditor	5	378	76	—	—

Total	12	1,863	155	—	—

(1)	Represents total amount paid for the year ended December 31, 2011.
(2)	Represents (i) the total amount paid for the year ended December 31, 2011, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 1,887 million in our income statement for the year ended December 31, 2011 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees.
(5)	In addition to the total payments as presented in the above table, a total of Won 237 million was paid in the first quarter of 2011 with respect to short-term performance-based compensation in accordance with the performances in 2010.

5.4.     Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group and its ownership of such companies as of March 30, 2012 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

•	KB Savings Bank (100.00%)

6.  Directors, Senior Management and Employees

6.1. Executive Directors

As of March 30, 2012, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 30, 2012 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	30,770
Young Rok Lim	March 1955	President	3,648

6.2. Non-Standing Directors

As of March 30, 2012, we had two non-standing directors. The name and position of our non-standing directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 30, 2012 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	3,475
Vaughn Richtor	October 1955	Non-Standing Director	—

6.3. Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they respectively owned as of March 30, 2012 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Kun Ho Hwang	January 1951	Non-Executive Director	500
Jong Cheon Lee	February 1951	Non-Executive Director	—
Sang Moon Hahm	February 1954	Non-Executive Director	3,607
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4. Senior Management

In addition to our executive directors who are also our executive officers, we had the following ten executive officers as of March 30, 2012.

Name	Date of Birth	Position	Common Shares Owned
Dong Chang Park	February 1952	Deputy President & Chief Strategy Officer	200
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	5,300
Wang-Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	1,000
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Minho Lee	April 1965	Deputy President & Chief Compliance Officer	1,700
Wonkeun Yang	September 1956	Senior Managing Director (KB Research)	260
Yong Jin Cho	February 1961	Managing Director & Chief Human Resources Officer	473
Kyung Sup Han	December 1958	Managing Director & Chief Risk Officer	632
Dong Cheol Lee	October 1961	Managing Director (Strategic Planning)	203
Kyu Sul Choi	August 1960	Managing Director (Investor Relations)	836

6.5.  Employees

The following table shows the breakdown of our employees as of December 31, 2011.

			(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment (1)	Average Payment per Person (2)
Total	148	21.1 months	10,504	71

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the year ended December 31, 2011.
(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the year ended December 31, 2011 divided by (ii) the total number of employees as of December 31, 2011.

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2011:

		(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N.A.(1)	33,653,277	8.71
Korean National Pension Service	26,510,171	6.86
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of December 31, 2011, unless otherwise indicated.

(1)	Depositary under the Company’s ADR program.

7.2.  Changes in the Largest Shareholder

(As of December 31, 2011)	(Unit: Shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2011	26,510,171	6.86
Korean National Pension Service	July 8, 2011	23,650,699	6.12
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

7.3.  Employee Stock Ownership Association

(As of December 31, 2011)	(Unit: Shares)

Company Name	Number of shares	Type of shares
KB Financial Group	19,040	Common Stock
Kookmin Bank	3,108,983	Common Stock
KB Kookmin Card	150,402	Common Stock
KB Investment & Securities	34,269	Common Stock
KB Life Insurance	22,069	Common Stock
KB Asset Management	8,611	Common Stock
KB Real Estate Trust	15,945	Common Stock
KB Investment	4,181	Common Stock
KB Credit Information	16,669	Common Stock
KB Data Systems	24,665	Common Stock

Total	3,404,834	Common Stock

7.4. Investments in Affiliated Companies

(As of December 31, 2011)	(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(2)	Net Income (loss) for the latest fiscal year(2)	Notes
	Number of shares	Shareholding percentage	Book value(1)

Kookmin Bank(3)	404,379,116	100	14,821,721	257,728,625	2,008,579	(4)
KB Kookmin Card(3)	92,000,000	100	1,953,175	13,327,761	320,778	—
KB Investment & Securities(5)	31,588,314	100	507,212	2,629,279	25,526	(6)
KB Futures(5)	—	—	—	—	—	—
KB Life Insurance	28,152,000	51	138,484	3,869,630	25,871	(6)
KB Asset Management	7,667,550	100	96,312	153,352	21,278	(6)
KB Real Estate Trust	16,000,000	100	121,553	251,228	15,450	(4)
KB Investment	8,951,797	100	104,910	126,404	8,425	(4)
KB Credit Information	1,252,400	100	23,621	30,529	(2,391)	(4)
KB Data Systems	800,000	100	6,334	30,589	2,148	(4)

Total	590,791,177	—	17,773,322	—	—

(1)	Based on Korean IFRS.
(2)	Based on Korean IFRS (non-consolidated basis)
(3)	KB Kookmin Card was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(4)	As of or for the year ended December 31, 2011.
(5)	KB Futures was merged into KB Investment & Securities on March 14, 2011.
(6)	As of March 31, 2011 or for the period from April 1, 2010 to March 31, 2011.

7.5.  Related Party Transactions

7.5.1. Prepayments	and Loans to Subsidiaries

					(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2013
KB Investment	Subsidiary	Loans	20	10	CD 3M + 221 bps	June 29, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 30, 2012	By:	/s/ Jong Kyoo Yoon
(Signature)
	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO